UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 25, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Telephone and Data Systems, Inc.

File No. 001-14157 - CF#32057

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Telephone and Data Systems, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K/A filed on February 10, 2015.

Based on representations by Telephone and Data Systems, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through September 30, 2019
Exhibit 10.2	through September 30, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary